(Excerpt Translation)


                                                               December 20, 2006
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in November 2006 (the "Current Month").

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

1.  Summary

    Number of listed shares as of the end of the  preceding                              3,609,997,492 shares
    month

    Total number of shares changed during the Current Month                                          0 shares

    (out of which, as a result of exercise of stock                                                (0 shares)
    acquisition rights)

    (out of which, as a result of other reasons)                                                   (0 shares)

    Number of listed shares as of the end of the Current Month                           3,609,997,492 shares


2. Stock acquisition rights (1st series) exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)

(1) Number of shares

    Total number of shares delivered during the Current Month                                   32,300 shares

    (out of which, number of newly issued shares)                                                  (0 shares)

    (out of which, number of shares transferred from treasury                                 (32,300 shares)
    shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                                          JPY 95,543,400

    (out of which, aggregate amount of newly issued shares)                                           (JPY 0)

    (out of which, aggregate amount of shares transferred from                               (JPY 95,543,400)
    treasury shares)


3. Stock acquisition rights (2nd series) exercised

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(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)

(1) Number of shares

    Total number of shares delivered during the Current Month                                   39,000 shares

    (out of which, number of newly issued shares)                                                  (0 shares)

    (out of which, number of shares transferred from treasury                                 (39,000 shares)
    shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                                         JPY 121,524,000

    (out of which, aggregate amount of newly issued shares)                                           (JPY 0)

    (out of which, aggregate amount of shares transferred from                              (JPY 121,524,000)
    treasury shares)


4. Stock acquisition rights (3rd series) exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)

(1) Number of shares

    Total number of shares delivered during the Current Month                                   74,200 shares

    (out of which, number of newly issued shares)                                                  (0 shares)

    (out of which, number of shares transferred from treasury                                 (74,200 shares)
    shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                                         JPY 336,942,200

    (out of which, aggregate amount of newly issued shares)                                           (JPY 0)

    (out of which, aggregate amount of shares transferred from                              (JPY 336,942,200)
    treasury shares)

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